Exhibit 99.3  Press Release


PRESS RELEASE                                  For More Information Contact:
April 23, 2001                                 David M. Bradley, President
                                               North Central Bancshares, Inc.
                                               825 Central Avenue
                                               Fort Dodge, Iowa 50501
                                               515-576-7531


    NORTH CENTRAL BANCSHARES, INC. ANNOUNCES EARNINGS FOR FIRST QUARTER 2001
                                 (Nasdaq: FFFD)

Fort Dodge, Iowa -- North Central Bancshares, Inc. (the "Company"), the holding company for First Federal Savings Bank of Iowa (the "Bank"), announced today that the Company earned $0.51 diluted earnings per share for the quarter ended March 31, 2001, compared to diluted earnings per share of $0.47 for the quarter ended March 31, 2000, an increase in diluted earnings per share of 8.5%. In dollars, the Company's net income was $981,000 for the quarter ended March 31, 2001, as compared to $1,007,000 for the quarter ended March 31, 2000.

Total assets at March 31, 2001 were $383.8 million as compared to $389.0 million at December 31, 2000. The decrease in assets resulted primarily from decreases in securities available for sale and loans, offset by an increase in interest-bearing cash. Securities available-for-sale decreased $6.0 million, or 13.9%, from $43.4 million at December 31, 2000 to $37.3 million at March 31, 2001. The decrease in securities available for sale was primarily due to calls and maturities in excess of purchases. Loans decreased by $3.7 million, or 1.2%, from $318.0 million at December 31, 2000 to $314.3 million at March 31, 2001. Interest-bearing cash increased $3.2 million, or 51.0% to $9.6 million at March 31, 2001 from $6.3 million at December 31, 2000.

Deposits increased $5.7 million, or 2.2%, to $266.9 million at March 31, 2001 from $261.2 million at December 31, 2000. Other borrowed funds decreased $11.5 million, or 13.0%, from $88.6 million at December 31, 2000 to $77.1 million at March 31, 2001.

Nonperforming assets were 0.31% of total assets as of March 31, 2001 compared to 0.28% of total assets as of December 31, 2000. The allowance for loan losses was $2.8 million, or 0.89% of total loans, at March 31, 2001, compared to $2.8 million, or 0.88% of total loans, at December 31, 2000.

                                     - MORE-

The net interest spread of 2.47% for the three months ended March 31, 2001 represented a decrease from the net interest spread of 2.75% for the three months ended March 31, 2000. The net interest margin of 2.89% for the three months ended March 31, 2001 represented a decrease from the net interest margin of 3.14% for the three months ended March 31, 2000. Net interest income for the three months ended March 31, 2001 was $2,659,000 compared to net interest income of $2,744,000 for the three months ended March 31, 2000.

The Bank's provision for loan losses was $30,000 for each of the three months ended March 31, 2001 and 2000. The Company establishes provisions for loan losses, which are charged to operations, in order to maintain the allowance for loan losses at a level which is deemed to be appropriate based upon an assessment of prior conditions, the volume and type of loans in the Bank's portfolio, and other factors related to the collectibility of the Bank's loan portfolio.

Stockholders' equity was $36.5 million at March 31, 2001, compared to $36.4 million at December 31, 2000. Stockholders' equity increased by $75,000 primarily due to earnings and an increase in accumulated other comprehensive income, which were offset in part by stock repurchases and declared dividends. Book value, or stockholders' equity per share, at March 31, 2001 was $19.64 compared to $19.04 at December 31, 2000. The ratio of stockholders' equity to total assets was 9.5% at March 31, 2001, as compared to 9.4% at December 31, 2000.

Stockholders of record on March 15, 2001, received a quarterly cash dividend of $0.15 per share on April 6, 2001.

Recently, the Company authorized a new stock repurchase program for 100,000 shares. The new program will commence at the completion of the Company's current repurchase program, of which 3,000 shares currently remain to be repurchased.

During the three months ended March 31, 2001, the Company repurchased a total of 54,500 shares or approximately 2.85% of its outstanding shares of common stock at prevailing market prices averaging $20.07 per share. Since its formation in 1996, the Company has invested a total of $35.8 million in the repurchase of 2,171,467 shares of its outstanding stock.

North Central Bancshares, Inc. serves north central and southeastern Iowa at 8 full service locations in Fort Dodge, Nevada, Ames, Perry, Burlington and Mount Pleasant, Iowa through its wholly-owned subsidiary, First Federal Savings Bank of Iowa, headquartered in Fort Dodge, Iowa. The Bank's deposits are insured by the Federal Deposit Insurance Corporation. The Company's stock is traded on The Nasdaq National Market under the symbol "FFFD".

For more information contact:  David M. Bradley, President, 515-576-7531

FINANCIAL HIGHLIGHTS OF NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Financial Condition

(Dollars in Thousands, except per share and             March 31, 2001              December 31, 2000
     share data)                                        --------------              -----------------

Assets
   Cash and cash equivalents                             $     11,586                 $      8,850
   Securities available for sale                               37,346                       43,352
   Loans (net of allowance of loan loss of $2.8
    million and $2.8 million, respectively)                   314,309                      318,026
   Goodwill                                                     5,325                        5,443
   Other assets                                                15,195                       13,327
                                                         ------------                 ------------
     Total Assets                                        $    383,761                 $    388,998
                                                         ============                 ============
Liabilities
   Deposits                                              $    266,896                 $    261,167
   Other borrowed funds                                        77,061                       88,592
   Other liabilities                                            3,331                        2,841
                                                         ------------                 ------------
   Total Liabilities                                          347,288                      352,600
Stockholders' Equity                                           36,473                       36,398
                                                         ------------                 ------------

   Total Liabilities and Stockholders' Equity            $    383,761                 $    388,998
                                                         ============                 ============

Stockholders' equity to total assets                             9.50%                        9.36%
                                                         ============                 ============
Book value per share                                     $      19.64                 $      19.04
                                                         ============                 ============
Total shares outstanding                                    1,857,380                    1,911,880
                                                         ============                 ============

Condensed Consolidated Statements of Income

(Dollars in Thousands, except per share data)

                                                            For the Three Months
                                                                Ended March 31,
                                                            2001               2000
                                                         --------           --------

Interest income                                          $  7,040           $  6,530
Interest expense                                            4,381              3,786
                                                         --------           --------
   Net interest income                                      2,659              2,744
Provision for loan loss                                        30                 30
                                                         --------           --------
   Net interest income after provision for loan loss        2,629              2,714
Noninterest income                                          1,039                955
Noninterest expense                                         2,174              2,112
                                                         --------           --------
   Income before income taxes                               1,494              1,557
Income taxes                                                  513                550
                                                         --------           --------
   Net income                                            $    981           $  1,007
                                                         ========           ========

Basic earnings per share                                 $   0.53           $   0.48
                                                         ========           ========

Diluted earnings per share                               $   0.51           $   0.47
                                                         ========           ========

Selected Financial Ratios

                                                          For the Three Months
                                                              Ended March 31,

                                                           2001           2000
                                                           ----           ----
Performance ratios
Assets
   Net interest spread                                     2.47%           2.75%
   Net interest margin                                     2.89%           3.14%
   Return on average assets                                1.01%           1.10%
   Return on average equity                               10.65%          10.94%
   Efficiency ratio (noninterest expense divided by
     the  sum of net interest income before provision
     for  loan losses plus noninterest income)            58.79%          57.11%